SECURITIES AND EXCHANGE COMMISSION
                      Washington, D. C.

                       Amendment No. 2

                          Form U-57

       NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

       Filed under Section 33(a) of the Public Utility
     Holding Company Act of 1935, as amended (the "Act")


            East Asia Power Resources Corporation

              (Name of foreign utility company)

            El Paso Energy International Company

             Hawaiian Electric Industries, Inc.

 (Name of filing companies, if filed on behalf of a foreign
                      utility company)


      Communications regarding this Notification should be addressed to the following persons:

                       Robert W. Baker
            El Paso Energy International Company
                    1001 Louisiana Street
                   Houston, Texas   77002
                 Telephone:   (713) 420-7021
                Facsimile:    (713) 420-2813

                      W. Patrick Fligg
             Hawaiian Electric Industries, Inc.
                     c/o HEI Power Corp.
              220 South King Street, Suite 1710
                   Honolulu, Hawaii 96813
                 Telephone:  (808) 543-4803
                 Facsimile:  (808) 543-4810

                           ITEM 1

     State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

      El Paso Energy International Company ("El Paso") and Hawaiian Electric Industries, Inc. ("HEI"), acting on behalf of East Asia Power Resources Corporation, a publicly listed company organized under the laws of the Philippines ("East Asia"), hereby notifies the Commission, pursuant to Section 33(a) of the Act and Rule 57 thereunder, that East Asia and its subsidiaries are foreign utility companies within the meaning of Section 33(a) of the Act.

Name and Business Address

            East Asia Power Resources Corporation
               20th Floor, OMM-CITRA Condomium
              San Miguel Avenue, Ortigas Center
            Pasig City, Metro Manila, Philippines

Description of Facilities

      East Asia, through its subsidiaries, owns and/or operates power generation facilities in the Philippines and the Republic of China, which are used for the generation and associated transmission and distribution of electric energy for sale to various utilities and to industrial customers (the "Generation Facilities"). In addition, East Asia, through its subsidiaries, owns and operates electric transmission and distribution facilities in the Philippines (the "Transmission Facilities").

     A. Generation Facilities - The Generation Facilities consist of the following facilities:

(1) East Asia Diesel Power Corporation - This subsidiary of East Asia owns and operates two oil-fired power generating barges with an aggregate installed capacity of 109 megawatts ("MW"). The barges supply power to Manila Electric Company ("MERALCO"). The barges have been in operation since 1994 and are located within MERALCO's primary load center in Navotas, Metro Manila.

(2) Sunrise Power Company Inc.- This indirect subsidiary of East Asia owns and operates a 22.8 MW oil-fired power plant in Mariveles, Bataan in the Philippines. The facility supplies power to Petrochemicals Corporation of Asia-Pacific ("Petrocorp"), a joint venture among Thai Petrochemicals, Chemphil Group and others. Petrocorp purchases power from SPCI pursuant to a 20-year power purchase contract, which commenced July 1997. Payments under the contract are comprised of a fixed capacity fee and an energy fee.

(3) Duracom Mobile Power Corporation - This indirect subsidiary of East Asia owns and operates two oil-fired power generating barges ("Dura I" and "Dura II") with a total installed capacity of 133 MW. The barges, located in Navotas, Metro Manila, Philippines, supply power to the Manila Electric Company ("Meralco") pursuant to a power purchase agreement with an initial term expiring in February 2006. The barges have been in operation since February 1996.

(4) East Asia Global Management - This subsidiary of East Asia has an indirect 60% interest in Asia Pacific Power, which in turn holds a 51% interest in Taixing Huangqiao Pacific Power Company Limited ("THPPC"). THPPC owns and operates a 24 MW coal-fired power generating facility in Taixing City, Jiangsu Province, in the Peoples Republic of China. The plant commenced operations in October 1996 and the power generated by the facility is supplied to the local power bureau in Jiangsu Province under a 20-year power purchase agreement.

(5) East Asia Utilities Corporation - East Asia exercised an option to acquire the shares of East Asia Utilities Corporation ("EAUC") and East Asia now owns all of the issued and outstanding shares of EAUC. This company commissioned a 50 MW oil-fired generating facility (the "Mactan Project") on May 25, 1998 in the Mactan Export Processing Zone in Cebu. The plant supplies power to the Mactan Export Processing Zone Authority ("MEPZA") and the Visayan Electric Company ("VECO") under contracts with initial terms of 15 years and 10 years, respectively (the "MEPZA PPA" and "VECO PPA"). Pursuant to the MEPZA PPA, MEPZA will purchase its entire power requirement from EAUC. Pursuant to the VECO PPA, after meeting MEPZA's power demand, VECO will take residual power from the Mactan Project. EAUC also owns 80% of Cebu Private Power Corporation , which owns and operates a new 73 MW (10 x 7.3 MW) diesel-fired power facility in Ermita, Cebu under a build-operate-transfer arrangement with VECO. The plant commenced commercial operations of all units by the end of 1998. Power generated is sold to VECO under a 15-year power supply contract. East Asia has the option to buy back all or part of the shares in EAUC during a period commencing March 20, 1999 and ending March 20, 2000.

     B. Transmission Facilities - The Transmission Facilities consist of the following facilities owned by an indirect partially owned subsidiary of East Asia, called San Fernando Electric Power and Light Company Inc. ("SFELAPCO"). SFELAPCO is the franchise holder for the distribution of electricity, light and power in San Fernando, Pampanga in the Philippines.


Ownership

     The ownership of East Asia is as follows:

     (a) El Paso Philippines Holding Company, Inc. ("EPPH"), a corporation organized and existing under the laws of the Philippines, owns 3,259,513,959 of the issued and outstanding shares of East Asia, representing approximately 91.7% of the ownership interest in East Asia. On March 7, 2000, HEI, through a subsidiary, subscribed for shares in EPPH, the company through which El Paso owned its shares in East Asia. Following the approval of the Philippine Securities and Exchange Commission for the increase in the authorized capital stock of EPPH and the issuance of shares to HEI's indirect subsidiary, each of El Paso and HEI will indirectly own 50% of EPPH.

          As indicated above, EPPH owns 91.7% of the issued and outstanding shares of East Asia. As a result of the issuance of additional shares in EPPH to HEI's indirect subsidiary, each of El Paso and HEIPC will indirectly own approximately 45.85% of the issued and outstanding shares of East Asia. El Paso will own its interest through EPEC Nederland Holding B.V. ("EPEC"), a company organized under the laws of the Netherlands. EPEC is an indirect wholly owned subsidiary of El Paso, a company organized under the laws of Delaware. El Paso is an indirect wholly owned subsidiary of El Paso Energy Corporation, a publicly listed corporation organized under the laws of Delaware. HEIPC will own its interest in EPPH through HEIPC Philippines Holding Co., Inc. ("HEIPC Philippines"), a company organized under the laws of the Philippines. HEIPC Philippines is an indirect wholly beneficially owned subsidiary of HEI. HEI is a publicly listed corporation organized under the laws of Hawaii.

     (b)  The remainder of the issued and outstanding shares
          of   East   Asia   are  held  by   the   following
          shareholders (as of March 1, 2000):

          Shareholder              Shares Held
          -----------              ------------

          PCD Nominee               199,067,705

          Victor Chiongbian          40,065,393

          JMJ Holdings Corp.         23,608,900

          Others                     32,464,047



                           ITEM 2

     State the name of any domestic associate public utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public utility company for its interest in the foreign utility company.

      El Paso Energy Corporation owns El Paso Natural Gas Company, Southern Natural Gas Company, Tennessee Gas Pipeline Company and other interstate natural gas pipelines. Some of the assets of such interstate pipelines are subject to regulation by the Federal Energy Regulatory Commission. Neither El Paso Natural Gas Company, Southern Natural Gas Company, Tennessee Gas Pipeline Company nor any of their affiliates are subject to retail rate regulation by any state utility commission. No portion of the purchase price for East Asia was paid by El Paso Natural Gas Company, Southern Natural Gas Company, Tennessee Gas Pipeline Company or any of its interstate pipeline companies.

       Hawaiian Electric Company, Inc. ("HECO"), Hawaii Electric Light Company, Inc. ("HELCO"), and Maui Electric Company, Limited ("MECO") are domestic associate public utility companies, as defined under section 2(a) of the 1935 Act, of East Asia because HECO, HELCO, and MECO are wholly-owned, directly or indirectly, by a holding company, HEI, in common with East Asia. HECO, HELCO, and MECO have no direct relationship with and do not own any interest in HEIPC Philippines. HECO, HELCO, and MECO have not and will not contribute funds to HEIPC Philippines for the acquisition of the interest in East Asia.

                          EXHIBIT A

State certifications, as required under Section 33(a)(2) of the Act.

            The certification of the Public Utilities Commission, State of Hawaii (letter dated November 27,
1995), required under section 33(a)(2) of the 1935 Act is incorporated by reference to Exhibit A of Form U-57, dated October 30, 1996 and filed by HEI on behalf of HEI Power Corp. Guam.

                          SIGNATURE

       The undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized; provided, however, each of the undersigned companies does not purport to speak for the other.

                     EL PASO ENERGY INTERNATIONAL COMPANY


                    By:     /s/ Robert W. Baker
                            ---------------------
                              Robert W. Baker
                          Vice President and Associate
                                General Counsel


                    HAWAIIAN ELECTRIC INDUSTRIES, INC.


                    By:    /s/ Robert F. Clarke
                           -----------------------
                              Robert F. Clarke
                          Chairman, President and Chief
                              Executive Officer

Dated: March 10, 2000